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            June 21, 2022

       Peter N. Foss
       Interim President and Chief Executive Officer
       HEALTHCARE TRUST OF AMERICA, INC.
       16435 N. Scottsdale Road, Suite 320
       Scottsdale, AZ 85254

                                                        Re: HEALTHCARE TRUST OF
AMERICA, INC.
                                                            Registration
Statement on Form S-4
                                                            Filed June 14, 2022
                                                            File No. 333-265593

       Dear Mr. Foss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




            Sincerely,


            Division of Corporation Finance

            Office of Real Estate & Construction
       cc:                                              Peter T. Healy, Esq.